Exhibit 99.1

ProQR Announces Preclinical Proof of Concept Data for AX-0810 Axiomer™ RNA Editing Program Targeting NTCP for Cholestatic Diseases

•	ProQR scientists report for the first time in the ADAR RNA editing field in vivo proof of target engagement (RNA editing) leading to meaningful changes in biomarkers in NHPs using Axiomer™ RNA Editing Oligonucleotides

•	Preclinical proof of concept for the Company’s AX-0810 program targeting NTCP for cholestatic diseases presented at ASGCT Annual Meeting

•	Management webinar May 9, 2024 at 8:00 am EDT

LEIDEN, Netherlands & CAMBRIDGE, Mass., May 8, 2024 – ProQR Therapeutics NV (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies, today announced new preclinical data for its proprietary Axiomer™ RNA editing technology platform, including the first preclinical proof of concept data for its AX-0810 pipeline program for cholestatic diseases targeting NTCP. The data are being presented at a poster session today at the American Society of Gene & Cell Therapy (ASGCT) Annual Meeting, May 7-11, 2024, in Baltimore, Maryland.

“Our Axiomer ADAR RNA editing data at ASGCT show the exciting potential of our technology and for the first time in the field we report proof of target engagement leading to meaningful changes in biomarkers in NHPs,” said Gerard Platenburg, Chief Scientific Officer and co-founder, ProQR. “In our AX-0810 program targeting NTCP for cholestatic diseases, we have demonstrated preclinical proof of concept showing that Axiomer RNA editing oligonucleotides can have a meaningful effect on levels of serum biomarker bile acid. We believe this is a significant derisking step as we approach the clinic as our NHP studies closely resemble the design of the first in human trial that will focus on target engagement and biomarkers. We look forward to sharing translational data for our AX-0810 program and to announcing our clinical program candidate later this year, as we progress to enter the clinic in late 2024/early 2025.”

Preclinical proof of concept for AX-0810

AX-0810 is an editing oligonucleotide (EON) development program targeting the SLC10A1 RNA using the Axiomer technology, providing a transient and controlled approach that aims to reduce bile acids concentration in the liver. By specifically affecting the main transporter for bile acids reuptake from the portal vein circulation to the liver, called NTCP (Na-taurocholate transporting polypeptide, SLC10A1 gene), the AX-0810 program represents a promising avenue to ameliorate the progression of cholestatic disorders.

As reported [ASGCT 2024, P-705], modulation of NTCP at different levels of editing leads to an increase in the biomarker Total Bile Acid in serum. Data presented include:

•	Axiomer EONs can specifically modulate NTCP protein bile acids reuptake function while preserving expression of the protein. A strong correlation (R2 = 0.51) was reported between editing levels of NTCP and bile acids change in the serum in NHP in vivo.

•	An early generation of ProQR’s Axiomer editing oligonucleotides (EONs), EON1, yielded up to 29% editing of NTCP in the liver of non-human primates (NHPs) after a single dose and, importantly, this led to an 8-fold change in the serum biomarker bile acids 72 hours after treatment.

•	Further optimizations for EONs targeting NTCP have enabled achievement of up to 60% editing (in vitro).

•	Results reported in NHPs confirmed findings in in vitro models and showed translatability across models.

ProQR is developing its AX-0810 program targeting NTCP for Cholestatic Diseases and plans to advance the program to the clinic in late 2024/early 2025. ProQR also expects the following Axiomer pipeline program milestones in 2024:

•	AX-0810 clinical development candidate translational data to be reported in H2 2024, with further detail on design for the clinical trial.

•	AX-1412 preclinical proof of concept data and translational data to be reported in H2 2024, with program to advance to the clinic in late 2024/early 2025. AX-1412 is the Company’s Axiomer program targeting B4GALT1 for cardiovascular disease.

Investor Webcast Details

The Company will host an investor webcast on May 9, 2024 at 8:00 am EDT with members of the ProQR Management Team to highlight the data being presented in the poster session and will also conduct an analyst Q&A session.

To register for the webcast, please click here. A live webcast of the event will be available under “Events” in the “Investors & Media” section of ProQR’s website at www.proqr.com/events.

To join via phone, participants may preregister to receive dedicated dial-in details to access the call via the following website:

https://register.vevent.com/register/BI7b008cca5fbf47298567c18bebf73af6

It is suggested that participants dial into the conference call 15 minutes prior to the scheduled start time to avoid any delays in attendance.

An archived version of the webcast will be available for replay via ProQR’s website for approximately 30 days following the event.

ASGCT Poster Details

The posters being presented at ASGCT are available via ProQR’s website in the Presentations and Publications section.

P-705: “Robust and Durable RNA Editing In Vivo with Axiomer™ Editing Oligonucleotides in Non-Human Primates”

P-726, partner poster presentation by Eli Lilly: “Complex Metabolism and Prolonged PK/PD of a GalNAc-Conjugated Editing Oligonucleotide (EON) in Mice”

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements for ProQR

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, preclinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, our Axiomer™ RNA editing technology platform, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and our ability to expand preclinical in vivo and in vitro data, the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto, and the potential of our technologies and product candidates, as well as the timing of our clinical development. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers or suppliers to supply materials for research and development and the risk of supply interruption or delays from suppliers or contract manufacturers; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com